UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35201 / May 22, 2024

In the Matter of	:
	:
GREENSPRING FUND INC	:
2330 West Joppa Road, Suite 110	:
Lutherville, Maryland 21093-4641	:
	:
(811-03627)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on August 30, 2023, and amendments on October 4, 2023, November 22, 2023, February 20, 2024, and April 23, 2024, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2024, a notice of filing of the application was issued (Investment Company Act Release No. 35181). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.